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                          February 2, 2022

       James Rolke
       Chief Executive Officer
       Revelation Biosciences, Inc.
       4660 La Jolla Village Drive, Suite 100
       San Diego, California 92122

                                                        Re: Revelation
Biosciences, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 28,
2022
                                                            File No. 333-262410

       Dear Mr. Rolke:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Joseph P. Galda, Esq.